2317 Wall Street
Vancouver, British Columbia, Canada V5L 1B8
Phone # 604-669-1081 Fax # 604-669-2015
Website: www.canadianrockport.com e-mail – crh@canadianrockport.com

March 27, 2006

Mr. John Cash
Accounting Branch Chief
Security and Exchange Commission
Washington, DC 20549-7010

Re:	Canadian Rockport Homes International, Inc.
Form 10-K/A for the Fiscal Year Ended December 31, 2004
Form 10Q/A for the Fiscal Quarter ended March 31, 2005
Form 10Q/A for the Fiscal Quarter ended June 30, 2005

File No. 333-62786

Dear Mr. Cash,

This is in response to the Commission’s comments as reflected in its March 3, 2006, correspondence pertaining to the filing of our Form 10-K/A3 the year ended December 31, 2004 and our Forms 10Q/A for the quarter ended March 31, 2005 and June 30, 2005. Our response is as follows:

General

Item 1 –Required Tandy Language

The required Tandy language has been included at the bottom of this response.

Form 10Q/A for the Fiscal Quarter ended March 31, 2005
Form 10Q/A for the Fiscal Quarter ended June 30, 2005

Mr. John Cash
March 27, 2006

2. Prior Comment No. 5 – Leases

We acknowledge that the full and fair presentation of the Chilean lease charge off is the responsibility of management, and if it becomes reasonably possible that the Company may be held liable for such payments, we will revise are filings to so state. Further, if at any time, we determine that it is probable that the Company will be liable to the landlord, we will accrue such amounts as applicable.

3. Exhibit 31 – Certifications

We will revise the lead-in sentences to certifications 4 and 5 in all future as specified in Item 601(B)(31) of Regulation S-K.

Management acknowledges that:

  The company is responsible for the adequacy and accuracy of the disclosures in their filings;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If I can be further assistance, please contact me.

Sincerely,

/s/ William Malone

William Malone, President